DUNN RUSH & CO., LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	83,105
Prepaid expenses		11,923
Deposits		9,604
Property and equipment, net of accumulated depreciation of $1,135		1,384
	$	106,016

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	40,014
Members' equity		66,002
	$	106,016

See notes to financial statements